                                                                        U.S. SECURITIES AND EXCHANGE CONMMISSION

----------------------------------                                                Washington, D.C. 20549                                                 --------------------------
              FORM 4                                                                                                                                      OMB APPROVAL
----------------------------------                                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Check this box if no longer                                                                                                                            --------------------------
    subject to Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility      OMB Number:  3235-0287
   or                                               Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940                   --------------------------
    Form 5 obligations may                                                                                                                               Expires:  December 31,
   continue.                                                                                                                                             2001
    See Instruction 1(b)                                                                                                                                 --------------------------
                                                                                                                                                         Estimatd average burden
                                                                                                                                                         --------------------------
                                                                                                                                                         --------------------------
                                                                                                                                                         hours per response . . .
                                                                                                                                                         . . .0.5
(Print or Type Responses)
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------- ---------------------------------------------------------- --------------------------------------------------
1.       Name and Address of Reporting Person*            2.  Issuer Name and Ticker or Trading Symbol               6.  Relationship of Reporting Person to Issuer
                                                                                                                     (Check all applicable)
                                                                   Compaq Computer Corporation (CPQ)                    X    Director      ___ 10% Owner
                                                                                                                     -------
Sanford                M.                       Litvack                                                              ___ Officer (give     ___ Other  (specify
                                                                                                                                    title below)       below)
--------------------------------------------------------- ----------------------------------------------------------
---------------------------------------------------------
(Last)               (First)            (Middle)          3.  IRS or Social Security   4.  Statement for
                                                              Number of Reporting         Month/Year                      _______________________
20555 SH 249                                                  Person (Voluntary)
M/C 110701                                                                             August 2000
---------------------------------------------------------                              -----------------------------
                                                                                                                     --------------------------------------------------
                            (Street)                                                   5.  If Amendment, Date of     7.  Individual or Joint/Group Filing (Check
                                                                                          Original                   applicable line)
Houston,                   TX                  77070                                      (Month/Year)                 X   Form filed by One Reporting Person
                                                                                                                     -----
                                                                                                                     ___ Form filed by More than One Reporting Person
---------------------------------------------------------
--------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------
(City)                   (State)            (Zip)                  Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------
1.  Title of Security                                     2.  Trans-       3.  Trans-    4.  Securities Acquired (A)        5.       Amount     6.  Owner-    7.
    Instr. 3)                                                 action                      or Disposed of (D)                   Of Securities      ship           Nature of
                                                              Date       action           (Instr. 3, 4 and 5)                   Benefically       Form:          Indirect
                                                                             Code                                               Owned at          Direct         Beneficial
                                                            (Month/          (Instr. 8)                                         End of Month      (D) or         Owner-
                                                                                                                                                  Indirect       ship

                                                                                       ------------------------------------
                                                                                       ------------- -------- -------------
                                                            Day/                                     (A) or                                       (I)
                                                            Year)        Code   V         Amount     (D)         Price      (Instr. 3 and 4)     (Instr. 4)       (Instr. 4)

--------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                          -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock (1)                                          1/29/01          P                  5,000     A           $23.50        5,000              D
                                                          -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
--------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                                                                                     85              I          401K Plan
--------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                          -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(1)  The reporting person is subject to the issues' policy that restricts trading in the issuer's stock to a limited period following the issuer's earnings release for the preceding fiscal period.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FORM 4 (continued)
                             TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

------------------------------- ----------- ---------- ----------- ------------------- ------------------- --------------------- --------- ------------ -------------- ----------------
1. Title of Derivative          2. Conver-  3. Trans-  4. Trans-   5. Number of        6. Date Exer-       7. Title and Amount   8. Price  9. Number    10. Owner-     11. Nature
Security                          sion or     action     action    Deriv-                cisable and       of                    of          of Deriv-      ship         of
   (Instr. 3)                     Exercise    Date       Code        ative               Expiration Date     Underlying          Deriv-      ative          Form of      Indirect
                                  Price of               (Instr.     Securities          (Month/Day/         Securities          ative       Secur-        Deriv-        Benefi-
                                  Deri-     (Month/      8)          Ac-quired (A)         Year)             (Instr. 3 and 4)    Secur-      ities          ative        cial
                                  vative     Day/                    or Dis-                                                     ity         Bene-          Security:    Owner-
                                  Security   Year)                   posed of (D)                                                (Instr.     ficially       Direct       ship (Instr.
                                                                     (Instr. 3, 4,                                               5)          Owned          (D) or       4)
                                                                     and 5)                                                                  at End        Indirect
                                                                                       --------- --------- --------- -----------
                                                                                                                                             of             (I)
                                                                                                                                             Month         (Instr. 4)
                                                                                       Date      Expira-    Title    Amount or             (Instr. 4)
                                                                                       Exer-     tion                Number of
                                            ---------- ------- --- ----------- -------
                                                                                       cisable   Date                Shares
                                                       Code    V      (A)       (D)
------------------------------- ----------- ---------- ------- --- ----------- ------- --------- --------- --------- ----------- --------- ------------ -------------- ----------------

------------------------------- ----------- ---------- ------- --- ----------- ------- --------- --------- --------- ----------- --------- ------------ -------------- ----------------
------------------------------- ----------- ---------- ------- --- ----------- ------- --------- --------- --------- ----------- --------- ------------ -------------- ----------------

Explanation of Responses:

                                                                                              /s/ Sanford M. Litvack                                        February 6, 2001
                                                                                -------------------------------------------------------               ----------------------------
                                                                                                  Sanford M. Litvack                                             Date
                                                                                                      Signature

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to  the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
SEC 1474(7/96)